UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

February 8, 2013
(Date of Report, Date of Earliest Event Reported)

Stage Stores, Inc.
(Exact Name of Registrant as Specified in Charter)

1-14035
(Commission File Number)

NEVADA	**91-1826900**
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)

10201 Main Street, Houston, Texas	**77025**
(Address of Principal Executive Offices)	(Zip Code)

(800) 579-2302
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Forward-Looking Statements

Certain statements in this Form 8-K contain or may contain forward-looking statements that are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements reflect the Company's expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words.

In this document, forward-looking statements include comments regarding the number of positions the Company expects to eliminate in South Hill, Virginia and the number of positions the Company expects to add in Houston related to the consolidation of its South Hill, Virginia regional office operations into its Houston, Texas headquarters. Forward-looking statements also include statements regarding the operational and financial benefits that the Company expects to realize from the Consolidation, as well as comments regarding the amount of restructuring charges that the Company expects to incur as a result of the Consolidation.

Forward-looking statements are based on various assumptions and factors and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These factors, risks and uncertainties include, but are not limited to, those described in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on March 28, 2012, and other factors as may periodically be described in the Company's other filings with the SEC. Forward-looking statements contained in this Form 8-K are made as of the date of this Form 8-K. The Company does not undertake to update its forward-looking statements.

Item 2.05   Costs Associated With Exit or Disposal Activities

On February 8, 2012, the Board of Directors of Stage Stores, Inc. (the "Board" and the "Company") committed the Company to consolidate its South Hill, Virginia regional operations into its Houston, Texas corporate headquarters effective February 11, 2013 (the "Consolidation"). The Consolidation will result in the termination of employees under a plan of termination described in FASB ASC paragraph 420-10-25-4 (Exit or Disposal Cost Obligations Topic), under which material charges will be incurred under generally accepted accounting principles applicable to the Company.

(a)   The Board's action was the culmination of an initiative that the Company began in its 2012 Fiscal Year. The reasons for the Consolidation are as follows: (i) to have department store functions and processes entirely together in one location, (ii) to strengthen collaboration, teamwork and communications, while streamlining operations, enhancing overall operational efficiency and reducing costs, and (iii) to create consistency in merchandising, marketing and eCommerce, which the Company believes should result in higher sales and earnings growth.

Functions being consolidated into the Company's Houston headquarters include merchandising, planning and allocation, human resources and other services currently supporting 331 stores located in 24 Mid Atlantic, Southeastern, Midwestern and Northeastern states. The

Consolidation and subsequent South Hill office closure is expected to be completed by the middle of 2013 and will result in the elimination of approximately 180 South Hill-based positions. Approximately 75 new positions will be added at the Company's Houston headquarters. The Company does not believe that the Consolidation will have any impact on the operations of its South Hill distribution center. A number of employees will be offered the opportunity to relocate to other Company locations, including the Houston headquarters. Those not relocating will receive severance packages, outplacement counseling services and other benefits.

(b)   The following table reflects the Company's preliminary estimate for each major type of cost associated with the Consolidation expected to be incurred:

Major Type of Cost	**Estimated Total Amount**
Severance and other termination related benefits	$5 million
Transition related costs	$5 million
Inventory charges	$10 million
Total	$20 million

(c)   The Company currently estimates that the total amount of costs expected to be incurred in connection with the Consolidation is approximately $20 million, with approximately $4 million incurred in its 2012 Fiscal Year and the balance anticipated to be incurred in its 2013 Fiscal Year. The Company expects that the Consolidation will result in operating cost savings of approximately $5 million annually.

(d)   The Company currently estimates the amount of charges that will result in future cash expenditures during its 2013 Fiscal Year to be approximately $16 million.

Additional financial details and information about the operating impact resulting from the Consolidation will be provided by the Company on March 12, 2013, when it releases its fourth quarter results and holds its quarterly conference call.

The Company's News Release announcing the Consolidation is attached to this Form 8-K as Exhibit 99.

Item 8.01   Other Events

On February 11, 2013, the Company issued a News Release reporting that it will consolidate its South Hill, Virginia regional office operations into its Houston, Texas corporate headquarters. A copy of the News Release is attached to this Form 8-K as Exhibit 99.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

99   News Release issued by Stage Stores, Inc. on February 11, 2013, reporting that it will consolidate its South Hill, Virginia regional office operations into its Houston, Texas corporate headquarters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STAGE STORES, INC.

February 13, 2012   /s/ Oded Shein
  (Date)   Oded Shein
                                                          Chief Financial Officer